EXHIBIT 2.1

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (the “Agreement”) dated as of August 15, 2007, is entered into by and among NEONODE, INC., a Delaware corporation (“Seller”) and RISING TIDE SOFTWARE, LLC, a California limited liability company, (“Buyer”) (Seller and Buyer shall sometimes be individually referred to as a “Party” and collectively as the “Parties”), agree as follows:

RECITALS

A. Seller owns the assets which comprise and operates the business formerly known as Pyx Technologies, Inc., which business is engaged in the development and sale of iSCSI products for the enterprise storage market (collectively, “Seller’s Business”). Seller’s Business is located at 4000 Executive Parkway, Ste 200, San Ramon, California 94583, (“Seller’s Business Premises”).

B. Seller is a publicly traded company trading on the NASDAQ stock exchange.

C. Buyer’s sole member was a founder and prior owner of PyX Technologies, Inc. and is currently involved in developing iSCSI based products (“Buyer’s Business”). Buyer’s Business is located at 1330 Alma Ave., Apt. E411, Walnut Creek, California 94596 (“Buyer’s Business Premises”).

D. Seller and Buyer mutually desire that Seller sell, convey, transfer, assign and deliver to Buyer the “Assets” (as defined), and, that Buyer purchase, accept and acquire the Assets from Seller, free and clear of all Liens (as defined) other than the Assumed Liabilities (as defined) on and subject to the terms and conditions as are set forth.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants, agreements, representations, and warranties contained in this Agreement, and for such other good and valuable consideration, the adequacy and sufficiency of which is acknowledged, the Parties agree as follows:

ARTICLE I
PURCHASE AND SALE OF ASSETS

I.1 Sale and Transfer of Assets. On and subject to the terms and conditions set forth in this Agreement, and except as otherwise excluded as provided in Section 1.2, Seller agrees to sell, convey, transfer, assign, and deliver to Buyer and Buyer agrees to purchase, accept and acquire from Seller, good and marketable title, free and clear of all liens other than the Assumed Liabilities, in and to the assets which comprise Seller’s Business, other than the Retained Assets as provided in Section 1.2, used in connection with and/or produced by Seller’s Business, and described as follows (collectively referred to as the “Assets”):

(a) Equipment and Other Personal Property. All of Seller’s equipment, tools, computer equipment and software used in Seller’s Business (collectively, the “Equipment”). A Schedule of the Equipment is identified and described on Exhibit A, (the “Equipment Schedule”);

(b) Intangible Property. All of Seller’s intangible property, without limitation, (i) Seller’s corporate name “PYX TECHNOLOGIES, INC.” (as soon as reasonably practical following the Closing, Seller shall cause its corporate name to be changed by filing Amended Articles of Incorporation with the California Secretary of State), and the telephone number(s) and the goodwill of Seller’s Business symbolized thereby; (ii) all other trademarks, trade names, service marks and service names and all registrations with respect thereto, copyrights and all registrations with respect thereto, patents and all registrations with respect thereto, processes, formulas, scientific and/or technical information, trade secrets, licenses, franchises, distribution agreements, dealer agreements, vendor lists, plans, reports, samples, prototypes, know-how, all items in application, development or other pending status and all similar items which are used in connection with Seller’s Business and Seller’s Business operations conducted in conjunction therewith; (iii) all websites and e-mail addresses utilized in connection with Seller’s Business (items (i), (ii) and (iii) are collectively referred to as the “Intellectual Property”). A Schedule of the Intellectual Property is identified and described on Exhibit B, (the “Intellectual Property Schedule”) (iv) the goodwill and conduct of Seller’s Business as a going concern; and (v) all rights pertaining to customer sales and service orders, and customer and distributor/dealer lists of Seller’s Business and the goodwill associated therewith (items (iv) and (v) are collectively referred to as the “Goodwill”);

(c) Contracts/Agreements. All of Seller’s contracts, distribution agreements, or other agreements or arrangements with distributors and such other contracts or other agreements or arrangements to provide products, goods or services (collectively, the “Contracts and Agreements”) a schedule of which is attached as Exhibit C (the “Schedule of Contracts and Agreements”);

(d) Causes of Action. All causes of action, claims and rights of recovery with respect to any of the foregoing (“Causes of Action”); and

(e) Seller’s Other Assets. All assets other than the Retained Assets (as defined) of any kind or nature whatsoever not specifically addressed above that are related to or used in connection with Seller’s Business and the Goodwill (“Seller’s Other Assets”).

The Assets will be sold and conveyed by Seller to Buyer at the Closing, free and clear of all Liens other than the Assumed Liabilities.

I.2 Retained Assets.

(a) Retained Assets. Notwithstanding anything contained in this Agreement or in any Exhibit or Schedule to the contrary, and except with respect to the Assumed Liabilities, the Assets to be sold, conveyed, transferred, assigned and delivered by Seller to Buyer pursuant to this Agreement, shall not include any assets not otherwise listed on an Exhibit or Schedule attached to this Agreement (collectively, the “Retained Assets”).

I.3 Assumed Liabilities. In conjunction with and as part of Buyer’s purchase and acquisition of the Assets, Buyer will not assume any liabilities.

(a) Retained Liabilities. Notwithstanding anything contained in this Agreement or in any Exhibit or Schedule to the contrary, Seller shall be responsible for all debts, liabilities and other Liens accruing and arising with respect to Seller’s Business (collectively, the “Retained Liabilities”).

I.4 Purchase Price Consideration.

(a) Purchase Price Consideration. As full consideration for the purchase of the Assets, Buyer shall pay to Seller Ninety Thousand Dollars ($90,000), (the “Purchase Price Consideration”) will be delivered by Buyer to Seller by certified or bank cashier’s check or wire transfer on or before the Closing Date.

I.5 Bulk Sale.

(a) Bulk Sale Transfer. The parties agree to waive compliance with the Bulk Sales Law as contained in Division 6 of the California Commercial Code.

I.6 Risk of Loss. All risk of loss, damage or destruction of any of the Assets shall be borne by Seller until the Closing and delivery of possession of the Assets to Buyer. In the event of any loss prior to the Closing that substantially impairs the value of the Assets, and which loss is incurred due to no fault of Buyer, Buyer shall have the right, at its sole discretion, to terminate this Agreement without any further liability for either Party. In the event, however, that any such loss shall occur and Buyer elects to proceed ahead and close and consummate this Agreement, Buyer shall be entitled to all casualty or property insurance proceeds collectable by reason of any such loss.

I.7 Allocation of Purchase Price. Buyer and Seller agree that the Purchase Price shall be allocated as set forth on Exhibit F, (“Allocation Schedule”). The Parties agree to abide by the allocation of the Purchase Price specified in this Agreement, and agree to report the transaction as so allocated for federal, state and local income tax purposes as required by Section 1060 of the Internal Revenue Code of 1986, as amended, and such other applicable laws, rules, statutes and regulations.

I.8 Sales and Use Taxes. Buyer will be responsible to pay all sales and use taxes arising out of the sale and transfer of the Assets at Closing. Buyer shall not, however, be responsible for any income, business, occupation, withholding, or similar tax, or any taxes of any kind or nature whatsoever related to Seller’s Business or the Assets arising for any period before the Closing Date, Seller being fully responsible therefor.

ARTICLE II
THE CLOSING

II.1 Seller’s Obligations Before Closing. Seller covenants and agrees that from the date of this Agreement until the Closing:

(a) Buyer’s and Buyer’s Representatives’ Access to Business Premises and Information For Buyer. For the period following the execution of this Agreement by Buyer and Seller until three business days prior to the Close, Buyer and Buyer’s counsel, (collectively, “Buyer’s Representatives”), will be given access during such times as mutually agreed upon between Buyer and Seller to all properties, books, accounts, records, contracts, and documents of, or relating to Seller’s Business, to enable Buyer and Buyer’s Representatives to conduct a full due diligence inspection of the Assets, the Assumed Liabilities, the Material Contracts, and Seller’s Business (collectively, “Buyer’s Due Diligence Inspection”).

(b) Business to Be Conducted as Usual. Seller will carry on its business and activities diligently and in substantially the same manner as it previously has been carried out, consistent with past practice and Seller’s ordinary course of business, and shall not make or institute any unusual or novel methods of manufacture, purchase, sale, service, lease, management, accounting, or operation that will vary materially from those methods used by Seller as of the date of this Agreement.

(c) Preservation of Business and Relationships. Seller will use its commercially reasonable best efforts (without making any commitments on behalf of Buyer), to preserve Seller’s present relationships with Seller’s distributors, customers, and all others having business relationships with Seller and Seller’s Business.

(d) Consents and Approvals. Seller will use its commercially reasonable best efforts to obtain all necessary consents, waivers, authorizations and approvals of all governmental and regulatory authorities, and of all other persons, firms or corporations, partnerships, limited liability companies or other entities required in connection with the execution, delivery and performance by Seller of this Agreement.

II.2 Buyer’s Obligations Before Closing.

(a) Approval of Seller’s Assets/Business Premises/Financial Condition/ Material Contracts/“AS IS” Sale. In conjunction with Section 2.1(a), and unless such period of time is extended in writing by mutual agreement of Buyer and Seller, Buyer will have until three business days prior to the Close to complete Buyer’s Due Diligence Inspection and approve the Assets, the Material Contracts and Seller’s Business which approval will be in Buyer’s sole and absolute discretion. Unless Buyer expressly disapproves in writing the Assets, Seller’s Financial Statements, the Material Contracts, and Seller’s Business within the prescribed period, Buyer shall be deemed to have approved same. Once Buyer has approved or has been deemed to approve the Assets, the Material Contracts, and Seller’s Business as provided in this Section 2.2(a), Buyer acknowledges and agrees that subject to any representations, warranties, covenants and agreements of Seller, all of which shall survive the Closing, the Assets shall be sold, transferred, assigned, conveyed and delivered by Seller to Buyer and purchased and acquired by Buyer in their “AS IS, WHERE IS CONDITION, WITH ALL FAULTS.”

II.3 Conditions Precedent to Buyer’s Performance. The obligations of Buyer to purchase, accept and acquire the Assets under this Agreement subject only to the Assumed Liabilities are subject to the satisfaction, on or before the applicable date set forth below, of all the following conditions precedent (each a “Condition Precedent” and collectively, the “Conditions Precedent”). Buyer may waive any or all of these Conditions Precedent in whole or in part by written notice to Seller; however, that no such waiver of a Condition Precedent shall constitute a waiver by Buyer of any of Buyer’s other rights or remedies, at law or in equity, if Seller shall be in default of any of Seller’s representations, warranties, covenants, obligations or agreements under this Agreement. In the event all of the following Conditions Precedent are not satisfied or waived on or before the applicable date required to be satisfied or waived, the purchase and transaction contemplated by this Agreement shall be terminated.

(a) Accuracy of Seller’s Representations and Warranties. Except as otherwise permitted by this Agreement, all representations and warranties by Seller in this Agreement or in any written statement that shall be delivered by Seller to Buyer under this Agreement shall be true and correct on and as of the Closing Date as though made at that time.

(b) Seller’s Performance. Seller shall have performed, satisfied, and complied with all covenants, agreements, obligations and conditions required by this Agreement to be performed or complied with by Seller on or before the Closing Date.

(c) Purchaser’s Financing. Buyer shall, on or before the date which is three business days prior to Close, have obtained financing from Buyer’s bank, savings and loan or other institutional lender (“Purchaser’s Lender”) necessary to finance that portion of the Purchase Price Consideration which is the Cash Portion of the Purchase Price Consideration.

(d) Consent of Other Contracts and Agreements. Parties to any of the Contracts and Agreements to be assigned and transferred by Seller to Buyer shall, on or before Close, have consented in writing to the assignment and transfer of the applicable Contract and Agreement.

(e) Discharge of Liens. All liens encumbering the Assets, including, without limitation, the Excluded Liabilities, shall have been discharged, removed and/or terminated by Seller on or before the Closing Date.

(f) Seller’s Deliveries. shall have made or caused to be made all of the required deliveries described in Section 2.5(b).

II.4 Conditions Precedent to Seller’s Performance. The obligations of Seller to sell, convey, transfer, assign and deliver to Buyer the Assets under this Agreement are subject to the satisfaction, on or before the applicable date set forth below, all the following Conditions Precedent. Seller may together waive any or all of these Conditions Precedent in whole or in part by prior written notice to Buyer, provided that no such waiver of a Condition Precedent shall constitute a waiver by Seller of Seller’s other rights or remedies, at law or in equity, if Buyer shall be in default of its representations, warranties, or covenants under this Agreement.

(a) Buyer’s Performance. Buyer shall have performed and complied with all covenants, agreements and obligations, and satisfied all conditions that it is required by this Agreement to perform, comply with, or satisfy, before or at the Closing.

(b) Buyer’s Deliveries. Buyer shall have made all of the required deliveries described in Section 2.5(c) on or before the Closing Date.

II.5 The Closing.

(a) Time and Place of Closing. The consummation of the purchase and sale of the Assets, contemplated by this Agreement, and the payment of the Purchase Price Consideration (the “Closing”), shall take place at the Neonode offices in San Ramon, California, on or about August 15, 2007 or at such other time and place as Buyer and Seller may agree to in writing (the “Closing Date”).

(b) Seller’s Obligations at Closing. At the Closing, Seller shall deliver to Buyer the following:

(i) Possession of the Assets and all keys or other items used in connection with the operation of the Assets;

(ii) A Bill of Sale executed by Seller conveying to Buyer, free and clear of all Liens other than the Assumed Liabilities, title to the Assets; and an assignment of any contracts, warranties, or rights relating to the Assets in the form attached as Exhibit D (“Bill of Sale”); and

(iii) Such other documents and instruments as deemed reasonably necessary by Buyer to effect the sale, transfer, assignment, conveyance and delivery of the Assets to Buyer.

(c) Buyer’s Obligations at Closing. At the Closing Date, Buyer shall deliver to Seller the following:

(i) The balance of the Cash Portion of the Purchase Price Consideration as provided in Section 1.4;

(ii) The Bill of Sale executed by Buyer; and

(iii) Such other documents and instruments as deemed reasonably necessary by Seller to effect the purchase, acceptance and acquisition of the Assets by Buyer.

(d) Mutual Documents from Parties. The Parties shall further execute, acknowledge and deliver any further deeds, assignments, conveyances and other assurances, documents and instruments of transfer, reasonably requested by the other, and will take any other action consistent with the terms of this Agreement that may reasonably be requested by the other Party for the purpose of implementing the transactions which are the subject of this Agreement.

(e) Payment of Taxes. In conjunction with the provisions of Section 1.10, all applicable sales and use taxes shall be the responsibility of and paid by Buyer on or before the Closing.

II.6 Seller’s Obligations After Closing.

(a) Seller’s Indemnity. Seller agrees to protect and will, defend, indemnify and hold harmless Buyer and Buyer’s members, agents, attorneys, contractors, agents, successors, assigns and representatives (collectively, “Buyer’s Parties”) against and in respect of any and all debts, liabilities, obligations, losses, damages, deficiencies, costs, payments, penalties, fines, amounts paid in settlement or other expenses (including, without limitation, interest which may be imposed therewith and the reasonable fees and expenses of investigation and legal counsel) (collectively referred to as “Losses”) resulting from: (i) any misrepresentation or breach of any representation, warranty, covenant, agreement or obligation by and of Seller made in this Agreement (including, without limitation, all Exhibits and Schedules to this Agreement and all other documents delivered by Seller under this Agreement) or as provided in this Agreement; (ii) any claims, proceedings, actions or investigations made or brought by third parties based on or arising from acts, omissions or the existence of facts relating to the Seller, the Assets sold and transferred and the Assumed Liabilities assumed or Seller’s conduct of Seller’s Business occurring prior to the Closing; or (iii) the failure of Seller to perform or discharge when due any of their obligations under this Agreement including, without limitation, the removal, termination or discharge of all Liens and the timely satisfaction of the Retained Liabilities. Provided however, and notwithstanding anything contained in the foregoing to the contrary, Seller shall not be required to indemnify Buyer and Buyer’s Parties from or against any Losses arising from Buyer’s or Buyer’s Parties’ negligent or willful acts or omissions to act.

(b) Confidentiality. Seller acknowledges that it has “Confidential Information” (as defined below) concerning Seller’s Business and the Acquired Assets which are being purchased and acquired by Buyer pursuant to this Agreement. Seller further acknowledges and agree that this Confidential Information, which is not publicly known and which gives Seller’s Business a competitive advantage, if shared with third parties, could be detrimental to Buyer and could place Buyer at a competitive disadvantage. Therefore, Seller covenants and agrees that, except as otherwise provided below, they will not at any time divulge, directly or indirectly or use to the business disadvantage of Buyer or its affiliates, the Confidential Information. The term “Confidential Information” for purposes of this Agreement shall mean any Confidential Information of any kind, nature or description concerning any matters affecting or relating to Seller’s Business and the Acquired Assets being purchased and acquired by Buyer pursuant to this Agreement, including, without limitation, proprietary technology, operating procedures, financial statements or other financial information, trade secrets, know-how, market studies and forecasts, competitive analyses, pricing policies, the substance of agreements with customers, distributors, and others, marketing or similar arrangements, servicing and training programs and arrangements, customer lists, distributor and dealer lists and any other documents embodying such Confidential Information. Notwithstanding anything contained in the foregoing, Confidential Information does not include information (i) that as of the date hereof is or hereafter becomes part of the public domain through no fault of Seller; or (ii) Seller received from a third party which Seller believes after reasonable inquiry it/they are not prohibited from disclosing such information to a third party by legal, contractual or fiduciary obligation to a third party.

II.7 Buyer’s Obligations After Closing.

(a) Buyer’s Indemnity. Buyer agrees to protect, defend, indemnify and hold harmless Seller, its shareholders, officers, directors and agents, attorneys, accountants, employees, contractors, successors, heirs, assigns and representatives (collectively, “Seller’s Parties”) against and in respect of any and all Losses resulting from: (i) any misrepresentation or breach of any representation, warranty, covenant, agreement or obligation by and of Buyer made in this Agreement (including, without limitation, all Exhibits and Schedules to this Agreement and all other documents delivered by Buyer under this Agreement) or as provided in this Agreement; (ii) any claims, proceedings, actions or investigations made or brought by third parties based on or arising from acts or omissions of the Buyer, Buyer’s conduct of business involving the Assets or facts relating to the Assets occurring on or after the Closing; (iii) the failure of the Buyer to perform or discharge when due any of Buyer’s obligations under this Agreement; (iv) claims, proceedings, actions or investigations made or brought by third parties based on or arising from Buyer’s release into the public domain any Intellectual Property assets acquired from Seller and/or (v) any other liabilities or obligations with respect to Buyer and/or Seller’s Business accruing or arising after the Closing Date. Provided, however, and notwithstanding anything contained in the foregoing to the contrary, Buyer shall not be required to indemnify Seller or Seller’s Parties from or against any Losses arising from Seller’s or Seller’s Parties’ negligent or willful acts or omissions to act.

(b) Pelco Servicing Agreement. Buyer agrees to invoice and collect the monthly license fee revenue from Pelco under that certain ________________ dated __________ and will pay over to Seller a seventy percent (70%) of the net monthly revenue for a period of 12 months from the Close. These payments will be remitted to the Seller on a monthly basis within thirty (30) days of receipt of payment from Pelco. Revenue related to contracting service arrangements between Buyer and Pelco after close of the acquisition are excluded from the fee and will be retained solely by Buyer.

II.8 Notice of Indemnification. In conjunction with Seller’s and Buyer’s respective indemnification obligations under this Agreement, if any claim is made, or suit is brought, against an indemnitee, the indemnitee, within such period of time as shall not prejudice the ability of the indemnitor to defend such claim or suit shall notify in writing the indemnitor of such claim or suit and the indemnitor shall have the option to assume the defense of such suit or claim at its sole expense with counsel reasonably satisfactory to indemnitee (such defense to be conducted, if the indemnitee so elects, in association with such other counsel as the indemnitee may select, the fees and expenses of such other counsel to be paid for by the indemnitee). The indemnitor shall have the obligation to conduct said defense diligently and shall provide the indemnitee with copies of all documents, correspondence, opinions and pleadings relating thereto. The indemnitee shall not make settlement or give any consent or waiver affecting the indemnitor without its prior written consent, unless the indemnitor theretofore failed to accept such defense within ten (10) days after being so notified of such claim or suit or the indemnitor shall have theretofore failed to maintain such defense after such acceptance, or unless the matter in question shall have theretofore been finally determined adversely to the indemnitor, as the case may be, by a court or governmental instrumentality having jurisdiction thereof, Seller and Buyer will cooperate in a reasonable manner with the other Party in providing information and making records available that may be needed in contesting any such claim.

II.9 Costs of the Transaction.

(a) No Finder’s or Broker’s Fees. Buyer and Seller each represent and warrant that they have not engaged a broker or agent to provide broker/agent representation to them in conjunction with the purchase and sale transaction contemplated by this Agreement.

(b) Expenses and Costs. Seller and Buyer shall each be responsible for all of their respective costs and expenses incurred in connection with the transactions contemplated by this Agreement, including, without limitation, the costs for legal, accounting and other professional services.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

III.1 Seller’s Representations and Warranties. Seller makes the following representations and warranties to Buyer, which representations and warranties are true and correct as of the date hereof and shall be true and correct as of the Closing:

(a) Corporation Organization. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with all of the requisite corporate power and authority to own, lease and operate its properties and to carry on and conduct and operate its businesses, including, without limitation, Seller’s Business, as now being conducted.

(b) Authority. Seller has the full power and authority to sign and deliver and no further action is required to authorize the signing and delivery of this Agreement and to consummate the contemplated transactions. This Agreement constitutes the legally binding obligation of Seller in accordance with the terms hereof, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditor’s rights and by equitable principles of general applicability.

(c) Statement of Material Facts. No representations or warranties by Seller, nor any document, exhibit, statement, certificate or schedule furnished to Buyer in connection with the contemplated transaction contains or will contain any untrue statement of a material fact, or omit to state any material fact necessary to make the statement of facts contained herein or therein not misleading.

ARTICLE IV
TERMINATION
IV.1 Right of Termination. This Agreement may be terminated at anytime prior to Closing: (a) by mutual written agreement of the Parties; (b) as otherwise provided in this Agreement; or (c) by either Seller or Buyer after written notice to the other Party of any one (1) or more material misrepresentations and/or breaches of the representations, warranties, or covenants made by the other Party contained herein or the failure of the other Party to perform or satisfy any of such Party’s obligations under this Agreement and that if not cured prior to the Closing Date could be reasonably expected to give such Party grounds not to close. A termination pursuant to this Section 4.1(c) shall not become effective upon such notice with respect to such a misrepresentation, breach or failure to perform, if it is capable of being cured but is not cured on or prior to the Closing Date, in which event termination shall become effective as of the date set forth in Section 2.5(a).

IV.2 Effect of Termination. If this Agreement is terminated as provided in Section 4.1 and such termination is the result of a breach by a Party of its/their representations, warranties, covenants, agreements or obligations contained in this Agreement, such Party shall be fully liable for any damages incurred or suffered by the other Party as a result of such failure or breach.

ARTICLE V
MISCELLANEOUS

V.1 Prorations. Buyer and Seller agree to the following prorations, which shall be prorated between Buyer and Seller as of the Closing Date, on a thirty (30) day per month basis:

(a) All personal property taxes assessed with respect to the Assets by the County of Contra Costa, California Tax Collector pursuant to the Tax Collector’s tax bill conveying the period in question;

V.2 Nature and Survival of Representations, Warranties and Covenants. All representations, warranties, covenants and agreements of the parties contained in this Agreement, or any document provided for in it, shall survive this Agreement and the consummation of this purchase and sale transaction.

V.3 Headings. The subject headings of the sections and subsections of this Agreement are included for purposes of convenience only, and shall not affect the construction or interpretation of any of its provisions.

V.4 Integration; Modification; Waiver. This Agreement, including all Exhibits and Schedules (all of which are incorporated into the Agreement), constitutes and contains the entire agreement and understanding concerning the subject matter between Seller and Buyer, sets forth all inducements made by a Party to the other Party with respect to any of the subject matter, and supersedes and replaces all prior and contemporaneous negotiations, proposed agreements or agreements, whether written or oral. Seller and Buyer acknowledge to the other Party that no other Party nor any agent or attorney of any other Party has made any promise, representation or warranty whatsoever, express or implied, written or oral, not contained herein concerning the subject matter hereof to induce it to execute this Agreement, and Seller and Buyer acknowledge that such Party has not executed this Agreement in reliance on any promise, representation or warranty not contained herein. No supplement, modification, or amendment of this Agreement shall be binding unless executed in writing by Seller and Buyer. No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the Party making the waiver.

V.5 Counterparts/Facsimile Signature. This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. A signature of a person on behalf of himself/herself or a party sent via facsimile shall be binding on such signing person and, if applicable, the party for whom such person is signing.

V.6 Recovery of Litigation Costs. In the event either Party commences any legal action or other legal proceeding for the enforcement of this Agreement, or because of an alleged dispute, breach, default, or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing Party shall be entitled to recover from the other Party reasonable attorneys’ and accountants’ fees and other costs incurred in that action or proceeding, in addition to any other relief to which it or they may be entitled.

V.7 Notices. All notices, requests, demands, and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given (i) on the date of service, if served personally on the Party to whom notice is to be given; (ii) on the fourth (4th) day after mailing, if mailed to the Party to whom notice is to be given, by first class mail, registered or certified, postage prepaid; or (iii) one (1) business day after (a) deposit with a nationally recognized overnight courier, or (b) transmission by telecopy or similar means, if a copy of the notice is also sent via first class mail, registered or certified, postage prepaid or by overnight courier, provided that a transmission report is generated reflecting the accurate transmission of the notice. All notices, requests, demands, and other communications must be addressed as follows:

To Seller at:	Neonode, Inc. 4000 Executive Parkway, Ste 200 San Ramon, California 94583 Telephone: (925) Fax: (925)

To Buyer at:	Rising Tide Software, LLC Attn: Nicholas A. Bellinger 1330 Alma Ave., Apt E411 Walnut Creek, CA 94596-5048 Telephone: (925) 324-7629 Fax:

With a copy to (which copy shall not be considered notice):	David S. Pearson, Esq. 48 Kingston Place Walnut, Creek, CA 94597 Telephone: (925) 287-0051 Fax: (925) 871-4073

Any Party may change its/his address for purposes of this Section 5.7 by giving the other party written notice of the new address in the manner set forth above.

V.8 Governing Law. This Agreement shall be construed, interpreted, and enforced in accordance with, and governed by, the laws of the State of California, including California’s statutes of limitations and without regard to California’s conflicts of laws provisions.

V.9 Interpretation. In the event of any ambiguity in the interpretation of this Agreement, the interpretation of this Agreement shall not be resolved by any rule of interpretation providing for interpretation against the party who causes the uncertainty to exist or against the draftsman.

V.10 Severability. In the event that any provision of this Agreement is deemed invalid, illegal, or unenforceable, all other provisions of the Agreement which are not affected by such invalidity, illegality or unenforceability, shall remain in full force and effect. Further, the Parties hereby agree that if any such provision is deemed invalid, illegal or unenforceable, that provision shall be limited or eliminated in scope, power or effect to the minimum extent necessary so that this Agreement shall otherwise remain in full force and effect and enforceable.

V.11 Cumulative Rights and Remedies. The rights and remedies in this Agreement shall be cumulative, and in addition to, any duties, obligations, rights and remedies otherwise provided by law.

V.12 Authority. The undersigned individuals execute this Agreement on behalf of the respective Parties, and represent that they are authorized to enter into and execute this Agreement on behalf of such Parties.

V.13 Further Assurances. The parties agree to execute all instruments and documents of further assurance and will do any and all such acts as may be reasonably required to carry out their obligations and to consummate the contemplated transactions.

V.14 Time of the Essence. All times stated in this Agreement are of the essence.

V.15 Recitals. The Recitals are incorporated and made a part of this Agreement.

V.16 Exhibits/Schedules. All Exhibits/Schedules referred to are attached to this Agreement and incorporated by this reference, and made a part hereof.

V.17 Rules of Interpretation. The terms “shall,” “will,” “must,” “agree” and “covenants” are each mandatory. The term “may” is permissive. The term “or” is not exclusive. The terms “includes” and “including” are not exclusive.

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IN WITNESS WHEREOF, the Parties have executed this Agreement on the day and year last written below.

SELLER: NEONODE, INC., a Delaware corporation

Dated: August 20, 2007	By:	/s/ David W. Brunton
CFO

By:	/s/ David W. Brunton
Secretary

BUYER: RISING TIDE SOFTWARE, LLC., a California limited liability company

Dated: August 17, 2007	By:	/s/ Nicholas A. Bellinger
Nicholas A. Bellinger, Member

EXHIBIT A
EQUIPMENT SCHEDULE

EXHIBIT B
INTELLECTUAL PROPERTY SCHEDULE

EXHIBIT C
SCHEDULE OF CONTRACTS AND AGREEMENTS

EXHIBIT D
BILL OF SALE

EXHIBIT F
ALLOCATION SCHEDULE